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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)(1)

                               Sapient Corporation
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   803062 10 8
                                   -----------
                                 (CUSIP Number)

                                 March 14, 2004
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [X]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.803062 10 8                                           Page 2 of 5 Pages

                                       13G

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Paul E. George
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
              5        SOLE VOTING POWER
                       6,028,547 shares (consists of 6,028,547 shares held by the J. Stuart Moore Remainder Trust - 1996. Mr. George is a co-trustee of such trust.)

   NUMBER     ------------------------------------------------------------------
  OF SHARES   6        SHARED VOTING POWER
BENEFICIALLY           1,956,536 shares (consists of 1,074,910 shares held
   OWNED               by the J. Stuart Moore 1995 Gift Trust and 881,626
    BY                 shares held by the J. Stuart Moore Irrevocable Trust
   EACH                - 1996. Mr. George is a co-trustee of each of the
 REPORTING             trusts.)
  PERSON      ------------------------------------------------------------------
   WITH       7        SOLE DISPOSITIVE POWER
                       0
              ------------------------------------------------------------------
              8        SHARED DISPOSITIVE POWER
                       7,985,083 shares (consists of 1,074,910 shares held
                       by the J. Stuart Moore 1995 Gift Trust, 6,028,547
                       shares held by the J. Stuart Moore Remainder Trust -
                       1996 and 881,626 shares held by the J. Stuart Moore
                       Irrevocable Trust - 1996. Mr. George is a co-trustee
                       of each of the trusts.)
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,985,083 shares (consists of 1,074,910 shares held by the J. Stuart Moore 1995 Gift Trust, 6,028,547 shares held by the J. Stuart Moore Remainder Trust - 1996 and 881,626 shares held by the J. Stuart Moore Irrevocable Trust - 1996.) Mr. George has no pecuniary interest in any of the shares held by any of the J. Stuart Moore 1995 Gift Trust, the
         J. Stuart Moore Remainder Trust - 1996 or the J. Stuart Moore Irrevocable Trust - 1996 and Mr. George disclaims beneficial ownership of all such shares.

--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
          Not Applicable

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.5%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN

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CUSIP NO.803062 10 8                                           Page 3 of 5 Pages

Item 1(a)         Name of Issuer:

                  Sapient Corporation

Item 1(b)         Address of Issuer's Principal Executive Office:

                  One Memorial Drive
                  Cambridge, Massachusetts 02142

Item 2(a)         Name of Person Filing:

                  Paul E. George

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  Paul E. George
                  c/o Kellogg & George, P.C.
                  8 Grove Street - Suite 400
                  Wellesley, MA 02482

Item 2(c)         Citizenship:

                  Mr. George is a citizen of the United States of America.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 par value per share.

Item 2(e)         CUSIP Number:

                  803062 10 8

Item 3            Description of Person Filing:

                  Not applicable

Item 4            Ownership:

                           (a)      Amount Beneficially Owned:

                           Mr. George has or shares voting or investment control over 7,985,083 shares (consists of 1,074,910 shares held by the J. Stuart Moore 1995 Gift Trust, 6,028,547 shares held by the J. Stuart Moore Remainder Trust - 1996 and 881,626 shares held by the
                           J. Stuart Moore Irrevocable Trust - 1996. Mr. George is a co-trustee of each of these trusts. Mr. George does not have any pecuniary interest in any of the shares held by these trusts and disclaims beneficial ownership of all such shares.)

                           (b)      Percent of Class:

                           Mr. George has or shares voting or investment control over shares representing 6.5% of the issuer's outstanding common stock but disclaims beneficial ownership of all such shares.

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CUSIP NO.803062 10 8                                           Page 4 of 5 Pages

                           (c)      Number of shares as to which person has:

                                            (i) sole power to vote or to direct
                                            the vote:

                                            Mr. George has sole power to vote or
                                            to direct the vote of 6,028,547
                                            shares (consists of 6,028,547 shares
                                            held by the J. Stuart Moore
                                            Remainder Trust - 1996. Mr. George
                                            is a co-trustee of such trusts.)

                                            (ii) shared power to vote or to
                                            direct the vote:

                                            Mr. George has shared power to vote
                                            or to direct the vote of 1,956,536
                                            shares (consists of 1,074,910 shares
                                            held by the J. Stuart Moore 1995
                                            Gift Trust and 881,626 shares held
                                            by the J. Stuart Moore Irrevocable
                                            Trust - 1996. Mr. George is a
                                            co-trustee of each of the trusts.)

                                            (iii) sole power to dispose or to
                                            direct the disposition of: 0

                                            (iv) shared power to dispose or to
                                            direct the disposition of:

                                            Mr. George shares power to dispose
                                            or to direct the disposition of
                                            7,985,083 shares (consists of
                                            1,074,910 shares held by the J.
                                            Stuart Moore 1995 Gift Trust,
                                            6,028,547 shares held by the J.
                                            Stuart Moore Remainder Trust - 1996
                                            and 881,626 shares held by the J.
                                            Stuart Moore Irrevocable Trust -
                                            1996. Mr. George is a co-trustee of
                                            each of the trusts.)

Item 5            Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8            Identification and Classification of Members of the Group:

                  Not applicable

Item 9            Notice of Dissolution of Group:

                  Not applicable

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO.803062 10 8                                           Page 5 of 5 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 16, 2004

                                             /s/  Paul E. George
                                            ------------------------
                                            Paul E. George